METAL STORM LIMITED
A.C.N. 064 270 006

Metal Storm Selected by the US Navy
for Anti-RPG Feasibility Study

BRISBANE, AUSTRALIA – 31 August, 2004 – Pioneer of electronic ballistics technology Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

International ballistics company Metal Storm will take the lead role in a US Navy program to develop a system to defeat incoming rocket propelled grenades (RPGs).

The program is part of a Phase 1 Small Business Innovation Research (SBIR) award to the company’s US subsidiary, Metal Storm Inc.

Metal Storm will be prime contractor in this funded program designed to demonstrate the feasibility of producing an RPG defence system that integrates Metal Storm’s electronic ballistics technology with the sensor, mount and fire control system of subcontractor Northrop Grumman (NYSE: NOC).

Metal Storm Chief Executive Officer, Mr. Charles Vehlow, said the company is now recognised as having the capability to take the lead in critical defence feasibility projects, such as the RPG defence system, and has the engineering and technical depth to deliver on such a significant program.

“Increasingly, US and allied forces are finding themselves vulnerable to RPG attacks, which generally occur at short range and allow only a fraction of a second for a response.”

“We believe Metal Storm technology provides unique advantages to address the threat posed by RPGs. Importantly, this project will draw on the technology platforms already being developed by the company,” Mr Vehlow said.

Phase I of the program aims to develop the system concept, and will span a six-month period commencing August 30, 2004. If successful, the program would then proceed to Phase II, during which a demonstrator system would be developed.

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 964 0200	TEL: 07 3230 5000
msau@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing approximately 50 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.